Rachel Proffitt

+1 415 693 2031

rproffitt@cooley.com

April 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Eric Mcphee

Jennifer Monick

James Lopez

Re:	TPB Acquisition Corp I Form S-1/A filed March 23, 2021 File No. 333-253325

Ladies and Gentlemen:

On behalf of TPB Acquisition Corp. I (the “Company”), we are submitting this response letter in response to the comment letter, dated March 31, 2021 from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1/A, as filed with the Commission on March 23, 2021. We are also electronically filing an amendment to the Registration Statement (“Amendment No. 2”), which reflects changes in response to the Staff’s comments, as well as other updates.

For the Staff’s convenience, we have incorporated your comments in this response letter in italics. Page references in the text of this response correspond to the page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 2.

Form S-1/A filed March 23, 2021

1.	We note your revised disclosure on page 30 and response to comment 2. Please revise the bullet points under "Limited payments to insiders" beginning on page 29 to clarify when payments could be made out of funds held in the trust account. Additionally, please quantify the aggregate potential payments in the bullet points as an approximate percentage of the initial business combination assuming a transaction with an entity of your target size.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 30 to clarify that none of the payments referenced in the “Limited payments to insiders” shall be made out of funds held in the trust account, and to quantify the aggregate potential payments in the bullet points as an approximate percentage of the initial business combination at an assumed value size.

U.S. Securities and Exchange Commission

April 2, 2021

Page Two

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Please contact me at (415) 693-2031 or Peter Byrne at (212) 479-6778 at with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel Proffitt
Rachel Proffitt
Cooley LLP

cc:	David Friedberg, TPB Acquisition Corp. I Peter Byrne, Cooley LLP

 J. Peyton Worley, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Alison Haggerty, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP